UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,681,706

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,681,706

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,681,706

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 57.8%(2)

14	Type of Reporting Person IN

(1)         Excludes 195,579 shares of Common Stock reserved for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan.

(2)         Based on 2,201,745 shares of Common Stock outstanding as of November 6, 2019, plus the following: (i) 1,974,319 shares of Common Stock issuable upon conversion of the 9,279,300 shares of Series D Preferred Stock (as defined herein); (ii) the Units (as defined herein); and (iii) the Options (as defined herein).

Explanatory Note

Ashford Inc., a Maryland corporation, entered into a Combination Agreement dated May 31, 2019 (as subsequently amended by the First Amendment thereto dated July 17, 2019 and the Second Amendment thereto dated August 28, 2019, the “Combination Agreement”) with Monty J. Bennett and Archie Bennett, Jr., the Company’s Chairman and Chief Executive Officer and his father; Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”); MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying their Class B limited partnership interests in Marietta Leashold LP (“Marietta”), James L. Cowen and Jeremy J. Welter, Ashford Nevada Holding Corp., a Nevada corporation and wholly owned subsidiary of the Company (“New Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Holdco (“Merger Sub”). On November 6, 2019 (the “Effective Date”), the parties to the Combination Agreement completed a business combination by effectuating the transactions contemplated by the Combination Agreement.

As part of the transactions contemplated by the Combination Agreement (the “Transactions”), Merger Sub merged with and into Ashford Inc. (the “Merger”), with Ashford Inc. surviving and becoming a wholly owned subsidiary of New Holdco and, by virtue of such Merger, each issued and outstanding share of common stock of Ashford Inc., par value $0.01, was converted into one share of common stock, par value $0.001 of New Holdco (the “New Holdco Common Stock”), and each issued and outstanding share of Series B Convertible Preferred Stock of Ashford Inc. was converted into one share of Series D Convertible Preferred Stock of New Holdco (the “Series D Preferred Stock”). In connection with the Merger, Ashford Inc. changed its legal name to OAINC II Inc. and in connection with the consummation of the Transactions, New Holdco changed its legal name to Ashford Inc. As a result of the Merger and after the legal name changes, AINC II Inc. (formerly named Ashford Inc., “Predecessor Ashford Inc.”) became a wholly owned subsidiary of Ashford Inc. (formerly named Ashford Nevada Holding Corp.), a Nevada corporation. Ashford Inc. is the successor issuer to Predecessor Ashford Inc. under Rule 12g-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, the shares of Ashford Inc.’s common stock, par value $0.001 per share, are deemed to be registered under Section 12(b) of the Exchange Act.

In connection with the Merger, 100% of (i) the limited partnership interests in Remington, (ii) the membership interests of the General Partner, (iii) the Class A limited partnership interests of Marietta and (iv) the Class B limited partnership interests of Marietta (collectively, the “Transferred Securities”) were transferred to New Holdco. The transferors of the Transferred Securities, Archie Bennett, Jr., Monty J. Bennett, MJB Investments, Jeremy J. Welter and James L. Cowen (collectively, the “Transferors”) received in exchange the consideration provided in the Combination Agreement.

In addition, on November 5, 2019, each of Ashford Hospitality Trust, Inc. (“Ashford Trust”) and Braemar Hotels & Resorts Inc. (“Braemar”) completed a distribution of shares of Predecessor Ashford Inc.’s common stock through a pro rata taxable dividend to their respective stockholders and unitholders. As a stockholder or unitholder of each of Ashford Trust and Braemar, the Reporting Person received shares of Predecessor Ashford Inc.’s common stock.

Except as specifically amended by this Amendment No. 8 (this “Amendment”) to Schedule 13D, the Schedule 13D, as amended, remains unchanged.

Item 1. Security and Issuer

Item 1 of this Schedule 13D, as amended, is hereby amended and restated to read in its entirety as follows:

This statement on the Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ashford Inc., a Nevada corporation (f/k/a Ashford Nevada Holding Corp., which is the successor registrant to Predecessor Ashford Inc., is referred to in this Statement as the “Issuer” or “New Holdco”), and is being filed by Monty J. Bennett (the “Reporting Person”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D, as amended, is hereby amended and supplemented as follows:

In connection with the Combination Agreement, the Reporting Person received 3,800,000 shares of Series D Preferred Stock in exchange for his 3,800,000 shares of the Series B Convertible Preferred Stock of Predecessor Ashford Inc. The 3,800,000 shares of Series B Preferred Stock, were convertible at any time and from time to time, in full or partially, into 678,571 shares of Predecessor Ashford Inc.’s common stock. The 3,800,000 shares of Series D Preferred Stock are convertible at any time and from time to time, in full or partially, into 808,510 shares of Common Stock at a conversion ratio equal to the liquidation preference of a share divided by $117.50 (as adjusted pursuant to the anti-dilution provisions described below, if applicable).

In consideration of the contribution of the Transferred Securities, the Transferors received in the aggregate $275,000,000, consisting of 11,000,000 shares of Series D Preferred Stock. The Reporting Person received 5,479,300 shares of Series D Preferred Stock, which are convertible at any time and from time to time, in full or partially, into 1,165,809 shares of Common Stock at a conversion ratio equal to the liquidation preference of a share of Series D Preferred Stock, divided by $117.50 (as adjusted pursuant to the anti-dilution provisions described below, if applicable).

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D, as amended, is hereby amended and supplemented as follows:

On November 5, 2019, each of Ashford Trust and Braemar completed a distribution of shares of Predecessor Ashford Inc.’s common stock through a pro rata taxable dividend to their respective stockholders and unitholders (the “Distributions”). As a stockholder or unitholder of each of Ashford Trust and Braemar, the Reporting Person received shares of Predecessor Ashford Inc.’s common stock in the amounts shown in Item 5 below.

The Reporting Person, directly or indirectly through certain affiliates, acquired the Series D Preferred Stock and the Common Stock issuable upon conversion of the Series D Preferred Stock in connection with the Transactions and for investment purposes. As a result of the Reporting Person’s position as Chief Executive Officer of the Issuer and as Chairman of the Issuer’s Board of Directors, the Reporting Person effects a measure of control over the Issuer. The Reporting Person evaluates, and will continue to evaluate, his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock, Series D Preferred Stock and other securities of the Issuer for investment; (ii) converting, at the option of the Reporting Person, some or all of the Series D Preferred Stock into shares of Common Stock; (iii) disposing of all or a portion of the Series D Preferred Stock, Common Stock issuable upon conversion of the Series D Preferred Stock and/or other securities of the Issuer in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Series D Preferred Stock, Common Stock or other securities of the Issuer in open market or in privately-negotiated transactions. As previously disclosed in Item 6, the Reporting Person is subject to certain restrictions regarding the voting and transfer of the Issuer’s Common Stock.

The Reporting Person may engage in other discussions with the Issuer, its management and board of directors (or independent directors), other stockholders of the Issuer and other interested parties that may relate to the business, operations, assets, capitalization, financial condition, management, governance and board composition and strategic plans of the Issuer.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors (or independent directors), other stockholders of the Issuer and other interested parties.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Person, market conditions, general economic and industry conditions and the Reporting Person’s investment portfolio, the Reporting Person may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Series D Preferred Stock, Common Stock or other financial instruments issued by or relating to the Issuer or selling some or all of his beneficial or economic holdings relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of this Schedule 13D, as amended, are amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 244,126 shares of Common Stock; (b) 462,206 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 195,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (c) 1,054.82 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”

and together with the Common Stock and Options, the “Securities”); and (d) 1,974,319 shares of Common Stock issuable upon conversion of the 9,279,300 Series D Preferred Stock held, directly or indirectly, by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 2,681,706 shares of Common Stock (which consists of:  (w) 244,126 shares of Common Stock; (x) 462,206 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 195,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (y) 1,054.82 Units; and (z) 1,974,319 shares of Common stock issuable upon the conversion of the Series D Preferred Stock), representing approximately 57.8% of the Issuer’s outstanding Common Stock. The shares described below as being held as a result of the Distributions were acquired as shares of Predecessor Ashford Inc.’s common stock, which were converted to an equal number of shares of Common Stock pursuant to the Merger. The Securities held directly by the Reporting Person include 1,383 shares of Common Stock (acquired in the Distributions), 217,206 shares of Common Stock issuable upon exercise of Options, and 32,340 shares of Common Stock issuable upon the conversion of 152,000 shares of Series D Preferred Stock. The remainder are held indirectly as follows:

(i)     18,816 shares of Common Stock (including 4,662 shares held as a result of the Distributions), 245,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)    62,116 shares of Common Stock (including 8,390 shares held as a result of the Distributions) and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)  118,290 shares of Common Stock (including 2,813 shares held as a result of the Distributions), 1,924,957 shares of Common Stock issuable upon conversion of 9,047,300 shares of Series D Preferred Stock, and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)   13,408 shares of Common Stock (including 1,806 shares held as a result of the Distributions) and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)    21,195 shares of Common Stock (including 2,745 shares held as a result of the Distributions) and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 21,195 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation);

(vi)   8,918 shares of Common Stock (including 1,155 shares held as a result of the Distributions) and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III; and

(vii)  17,021 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock held indirectly through a trust created for the benefit one of the Reporting Person’s minor children.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above. The Reporting Person is party to an Investor Rights Agreement, pursuant to which, until August 8, 2023, the parties thereto are required to vote their shares of Common Stock and Series D Preferred Stock in excess of 40% of the combined voting power of all of the outstanding voting securities of the Issuer in the same proportion as the stockholders of the Issuer (exclusive of the parties to the Investor Rights Agreement) vote their shares of Common Stock.

(c) Transactions within the Past 60 Days. Other than the transactions described in the Explanatory Note, Item 3 and Item 5(a), which are incorporated by reference into this Item 5(c), there have been no acquisitions or dispositions of the Issuer’s Common Stock by the Reporting Person in the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D, as amended, is hereby amended and supplemented as follows:

The agreements previously disclosed in this Item, as entered into on the Effective Date, are filed as exhibits to this Amendment No. 8 and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1

Investor Rights Agreement, dated November 6, 2019, by and among Ashford Nevada Holding Corp., Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP and the parties thereto. (incorporated by reference to Exhibit 10.1 of the Form 8-K12B filed by the Issuer on November 6, 2019) (File No. 001-36400)

99.2

Merger Agreement and Registration Rights Agreement, dated November 6, 2019, by and among Ashford, Inc., Ashford Nevada Holding Corp., Ashford Merger Sub Inc., and solely for the purposes of Article V hereof, Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP and the parties thereto. (incorporated by reference to Exhibit 10.2 of the Form 8-K12B filed by the Issuer on November 6, 2019) (File No. 001-36400)

99.3

Non-Competition Agreement, dated November 6, 2019, by and among Ashford Nevada Holding Corp., Archie Bennett, Jr. and Monty J. Bennett. (incorporated by reference to Exhibit 10.3 of the Form 8-K12B filed by the Issuer on November 6, 2019) (File No. 001-36400)

99.4

Transition Cost Sharing Agreement, dated November 6, 2019, by and among Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP, Ashford Nevada Holding Corp. and Remington Holdings, L.P. (incorporated by reference to Exhibit 10.4 of the Form 8-K12B filed by the Issuer on November 6, 2019) (File No. 001-36400)

99.5

Hotel Services Agreement, dated November 6, 2019, by and among Archie Bennett, Jr., Monty J. Bennet, MJB Investments, LP, Ashford Nevada Holding Corp., Remington Holdings, L.P., Ashford Hospitality Services LLC and Premier Project Management LLC. (incorporated by reference to Exhibit 10.5 of the Form 8-K12B filed by the Issuer on November 6, 2019) (File No. 001-36400)

99.6	Press Release, dated November 6, 2019. (incorporated by reference to Exhibit 99.1 of the Form 8-K12B filed by the Issuer on November 6, 2019) (File No. 001-36400)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2019

By:	/s/ Monty J. Bennett
Monty J. Bennett